RECEIVED

2004 NOV 10 P 3:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046737

SUPPL

5 November 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b) as follows:-

1. All documentation filed with Companies House from 8 September 2004 together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 8 September 2004, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 8 September 2004, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

1 COMPANIES HOUSE FILINGS FROM 8 SEPTEMBER - 5 NOVEMBER 2004

2 LONDON STOCK EXCHANGE FILINGS FROM 8 SEPTEMBER - 5 NOVEMBER 2004

3 UK LISTING AUTHORITY FILINGS FROM 8 SEPTEMBER - 5 NOVEMBER 2004

4

5

Companies House Filings made From
8 September 2004 to 5 November 2004

(1)

Date Filed by Companies House	Description
11 August 2004	Form 288a Appointment of Director – Dr Keith George Grant Hopkins.
11 October 2004	Form 88(2) Return of Allotment of Shares (31,505 ordinary 5p shares)
25 October 2004	Form 88(2) Return of Allotment of Shares (33,846 ordinary 5p shares).
25 October 2004	Form 288b Terminating appointment as director or secretary (Jonathan Michael Fry).

Blueprint 2000
Company Secretary

RECEIVED

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	01 08 2004
† Date of Birth (Day Month Year)	18 02 1945
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Dr Keith George Grant
Surname	Hopkins
Previous forename(s)	
Previous surname(s)	
Usual residential address	Tall Trees, Sherbuttgate Road
Post town	Pocklington
Postcode	YO42 2EW
County / Region	York
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature | **Date** 04|08|04

A director, secretary etc must sign the form below.

Signed | **Date** 04|08|04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

[redacted]

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3299608

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on *surname line and registered or principal office on the usual residential line.*

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You *may exclude a company which either is, or at all times during the past five years when the person concerned was a* director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Dr Keith George Grant Hopkins

Company Name	Resignation
British Vita plc	
Croda International Public Limited Company	31/12/2001
Croda Trustees Limited	29/11/2001
Scapa Group plc	
Tate & Lyle plc	
Univar UK Holdings Limited	17/01/2001

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	31,505		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

[redacted]

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Kevin Arthur Powell Address 33 Grange Avenue Hurworth Place Darlington County Durham UK Postcode DL2 2HE	Class of shares allotted Ordinary	Number allotted 31,505
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P. Rowe **Date** 4 October 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2004 NOV 10 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
11	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33,846		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

[redacted]
COMPANIES HOUSE 20/10/04

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	**Shares and share class allotted**	
Name Mrs Janet Margaret Powell Address 33 Grange Avenue Hurworth Place Darlington County Durham UK Postcode DL2 2HE	Class of shares allotted Ordinary	Number allotted 33,846
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed P N Rowe **Date** 15 OCTOBER 2004

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Date of termination of appointment: Day 07 Month 10 Year 2004

as director: X as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc:

Forename(s): Jonathan Michael

Surname: Fry

Please insert details as previously notified to Companies House.

† Date of Birth: Day 09 Month 08 Year 1937

A serving director, secretary etc must sign the form below.

Signed **Date** 19.10.04

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

London Stock Exchange Filings made From 8 September 2004 to 5 November 2004

2

Date	Description
23 September 2004	Announcement regarding Flooding at East (Penn, US) Pigments Plant
27 September 2004	Announcement regarding inspection of Redeemable B share circular at the UK Listing Authority's Document Viewing Facility.
28 October 2004	Announcement regarding issue of Redeemable B Shares.
28 October 2004	Announcement regarding Notification of Major Interest in Shares.

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Flooding at US Plant
Released	10:19 23-Sep-04
Number	2558D

RNS Number:2558D
Elementis PLC
23 September 2004

PRESS INFORMATION

ELEMENTIS plc
Flooding at Easton (Penn, US) Pigments Plant

Staines, UK, 23 September 2004: Elementis plc (LSE:ELM) today announced that production of certain products at its Pigments plant at Easton (Penn, US) has been affected by a severe flash flood in the Easton area. Initial infrastructure and inventory damage assessment is still ongoing. Appropriate insurance cover is in place. However, management currently anticipates there will be a cost impact for the year ending 31 December 2004. As a result of this incident and other factors already reported at the half year, management believes that year end profit estimates will be at the lower end of market expectations.

Production of Copperas Red iron oxides has already resumed and all possible measures are in place to prevent or mitigate any interruption to customer supplies. The Easton site is one of six Elementis Pigments production plants worldwide. A further plant is currently being commissioned at Taicang, China.

It is not currently anticipated that this incident will affect business performance beyond 2004.

\- Ends -

Enquiries
Elementis plc
Tel: +44 (0)1784 227 000

Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick Group LLP

Tel: +44 (0) 207 404 5959

Andrew Fenwick
Wendel Carson

END

Close

Company	Elementis PLC
TIDM	ELM
Headline	Doc re. Issue of Shares
Released	15:25 27-Sep-04
Number	3764D

RNS Number:3764D
Elementis PLC
27 September 2004

Elementis plc

Issue of Redeemable B Shares

A copy of the above document dated 24 September 2004 has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel.No. (0)20 7676 1000

For further information please contact:

Elementis plc
Nicholas Rowe - Deputy Company Secretary 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Additional Listing
Released	14:40 28-Oct-04
Number	5921E

2004 NOV 10 P 3:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:5921E
Elementis PLC
28 October 2004

Elementis plc

Issue of redeemable B shares

Application has been made to the UK Listing Authority and the London Stock Exchange for 475,246,662 new redeemable B shares to be admitted to the Official List. It is expected that admission of the redeemable B shares will become effective and dealings in them will commence on 2 November 2004. The new redeemable B shares will rank pari passu with the existing redeemable B shares.

For further information contact:

Elementis plc
Mr. N. Rowe - Deputy Secretary Telephone: 01784 227022

END

Close

Regulatory Announcement

Go to market news section

RECEIVED
2004 NOV 10 P 3:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	17:58 28-Oct-04
Number	6107E

RNS Number:6107E
Elementis PLC
28 October 2004

Elementis plc

Notification of Major Interest in Shares

On Wednesday 27 October 2004 a notification was received that The Goldman Sachs Group Inc. was, as at Friday 22 October 2004 interested, by attribution only, in 13,496,235 ordinary shares of Elementis plc ('the Company'). This represented 3.12 per cent of the Company's issued ordinary share capital. Of this total interest 13,150,430 ordinary shares were stated to be held by Goldman, Sachs & Co, a wholly owned direct subsidiary of The Goldman Sachs Group Inc., acting as custodian for its customers. These shares were or would be registered in the name of Goldman Sachs Securities (Nominees), Limited. The balance of the total interest amounting to 345,805 ordinary shares, which was or would be registered at CREST in account CREPTEMP, was stated to arise from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of The Goldman Sachs Group Inc.

Later on Wednesday 27 October 2004 a further notification was received that as at Monday 25 October 2004, The Goldman Sachs Group Inc. no longer held a disclosable interest in the issued ordinary share capital of the Company.

For further information contact:

Elementis plc
Mr. N. Rowe - Deputy Secretary   Telephone: 01784 227022

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

UKLA Filings made from
8 September 2004 to 5 November 2004

(3)

Date	Description
28 October 2004	Redeemable B Share Circular

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 27 October 2004, all of your ordinary shares of 5 pence each in Elementis plc, please send this document and the accompanying Redemption Form to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that admission of the Redeemable B Shares will become effective and dealings in them will commence on 2 November 2004.

ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

A letter from the Chairman of Elementis plc appears on pages 3 to 4 of this document.

To be valid, Redemption Forms must be returned to Lloyds TSB Registrars so as to be received no later than 5.00pm on Wednesday 27 October 2004.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document nor give any financial or taxation advice.

Contents Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest time and date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Wednesday 20 October 2004
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Wednesday 27 October 2004
Record date for entitlements to the new issue of Redeemable B Shares	Wednesday 27 October 2004
Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Tuesday 2 November 2004
Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 27 October 2004	Tuesday 2 November 2004
Redeemable B Shares entered into CREST	Tuesday 2 November 2004
Despatch of share certificates in respect of the Redeemable B Shares	by Tuesday 2 November 2004
Despatch of cheques in respect of Redeemable B Shares redeemed	by Wednesday 3 November 2004

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.

ELEMENTIS

Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office:
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

24 September 2004

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

On 28 July 2004, Elementis announced its interim results and stated its decision to issue further Redeemable B Shares. This document gives you details of the issue and related redemption offer.

Issue of Redeemable B Shares

The Board is not proposing to pay an interim ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve. By not paying an interim dividend the Company is able to recover ACT previously paid. The Board will consider making further redeemable share issues until all surplus ACT is utilised.

The new Redeemable B shares will be allotted to holders of Ordinary Shares on the Company's register of members on 27 October 2004 on the basis of 1.1 Redeemable B Shares for every 1 Ordinary Share. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 2 November 2004.

The new Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in May 2005.

Action to be taken to redeem Redeemable B Shares

Holders of Redeemable B Shares may elect to have all or part of their holdings of Redeemable B Shares redeemed on 2 November 2004 by completing and returning the Redemption Form by 27 October 2004 to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope. Further information on completing and returning the Redemption Form is set out in paragraph 4 of Part 1 of this document.

If you do not wish to have your Redeemable B Shares redeemed on 2 November 2004, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of Redeemable B Shares further opportunity to have them redeemed at their nominal value

Redemption offer in respect of Existing Redeemable B Shares

A further offer is being made to holders of Existing Redeemable B Shares to redeem these shares at their nominal value on 2 November 2004. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of shareholders who are not resident in the United Kingdom is drawn to paragraph 1 of Part III of this document.

Recommendation

Your Board considers the issue of Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The Directors intend to accept the Redemption Offer for all the Redeemable B Shares received in respect of their own beneficial holdings.

Yours faithfully

Jonathan Fry

Jonathan Fry
Chairman

1. Issue of the new Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.8 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 475,166,131 Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £68,019.89 which would be applied in paying up in full up to 6,801,989 Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Shares for every Ordinary Share then held. Where the issue of Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying Redeemable B Shareholders will be entered into the register of members on 2 November 2004. No Redeemable B Shares will be marketed or made available in whole or part to the public.

2. Details of the new Redeemable B Shares

The Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the Redeemable B Shares will be paid six monthly in arrears on 2 May and 2 November in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 3 May 2005 in respect of the dividend calculation period commencing on 2 November 2004. The Redeemable B Shares will carry limited voting rights and do not rank pari passu with the existing Ordinary Shares. The new Redeemable B Shares will however rank pari passu with the Existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 of this Part 1.

3. Listing of the new Redeemable B Shares

The Existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the new Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 2 November 2004.

The Redeemable B Shares will be in registered form. Elementis has applied for the Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of Redeemable B Shares which are payable by the Company are estimated to amount to approximately £0.06 million (excluding value added tax, if any).

4. Redemption of the new Redeemable B Shares

The Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

- at a Shareholder's option on 2 November 2004 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed;
- at the Company's option at any time if more than 90 per cent of the Redeemable B Shares in issue have then been redeemed; and
- at the Company's option on or after 27 April 2005.

All Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described above and subject to listing of the Redeemable B Shares on the Official List, the Company will offer to redeem the Redeemable B Shares on 2 November 2004.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Ordinary Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars, by 5.00pm on 27 October 2004, Shareholders will be entitled to have all or part of their holdings of Redeemable B Shares redeemed on 2 November 2004. It is expected that cheques in respect of the proceeds of redemption of any Redeemable B Shares on 2 November will be despatched by post to Shareholders by 3 November 2004. Shareholders who do so will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their Redeemable B Shares redeemed in part*

Shareholders who wish to redeem part but not all of their holdings of Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day on or before 20 October 2004 for instructions.

(c) *Action to be taken by Shareholders not wishing to have their Redeemable B Shares redeemed*

Shareholders who do not wish to have their Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the Redeemable B Shares following Admission. The Company expects to despatch, by post, by 2 November 2004 definitive share certificates in respect of any Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 2 November 2004, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5. Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6. Rights and restrictions attaching to Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "Articles") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("the B Preferential Dividend") to be paid out of the profits of the Company available for

distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to pay B Preferential Dividends out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date"). In this paragraph, each six monthly period ending on 2 May or 2 November is a "Calculation Period".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in pounds sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the Directors being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

1. General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 24 September 2004 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

2. Redeemable B Shares

(a) Issue of Redeemable B Shares

The issue of Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of Redeemable B Shares and Ordinary Shares (together the "New Holding") will have the same aggregate base cost as the existing holding of Ordinary Shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both classes of shares, as derived from the Official List. If a Shareholder holds Existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the Redeemable B shares issued in accordance with this circular.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a) (iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares apportioned to the Redeemable B Shares in the manner described at (a) (iii) above until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief may be available to reduce the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual.

(c) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(d) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DW.

3. Authorised share capital

The Company has an authorised share capital of £157,000,000.

4. Loan Note Holders

The issue of the Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires.

"ACT"	advance corporation tax
"Admission"	the admission of the Redeemable B Shares to the Official List and to trading on the London Stock Exchange
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or "Directors"	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or "Elementis"	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 4 November 2002 and/or 2 May 2003 and/or 3 November 2003 and/or 4 May 2004 which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing
"Ordinary Shares"	the ordinary shares of 5 pence each in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, the next business day
"Record Date"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 27 October 2004
"Redeemable B Shares"	the redeemable B shares of 1 penny each in the capital of the Company
"Redeemable B Shareholder"	a holder of Redeemable B Shares
"Redemption Form"	the form accompanying this document for acceptance of the Redemption Offer

"Redemption Offer"	the offer by the Company to redeem Redeemable B Shares on 2 November 2004 on the terms and conditions set out in this document
"Shareholder"	a holder of Ordinary Shares
"UK Listing Authority"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"US"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

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